Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com

October 20, 2017

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mailstop 3233
Washington, D.C. 20549

Re: Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-34385

Dear Mr. Telewicz:

Per my telephone conversation with Mr. McPhun on October 19, 2017, I write to confirm an extension of the 10 business day response requirement noted in your comment letter dated October 18, 2017 (the “Letter”). Per our conversation, we will provide our response to the Letter by November 10, 2017.

If you have any questions regarding this letter, please do not hesitate to call me at (972) 715-7470.

Sincerely,

/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:	John Anzalone, Chief Executive Officer
John Day, Chairman, Audit Committee
Partner, PricewaterhouseCoopers LLP
Partner, Grant Thornton LLP